United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56119

American Lithium Minerals Inc.

(Exact name of registrant as specified in its charter)

6440 Sky Pointe Dr., Ste 140-149

Las Vegas, NV 89131

 (702) 533-8372

  Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

  (Title of each class of securities covered by this Form)

None

  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    ☒           Rule 12h-3(b)(1)(i)   ☐

Rule 12g-4(a)(1)(ii)   ☐           Rule 12h-3(b)(1)(ii)   ☐

Rule 12g-4(a)(2)(i)    ☐           Rule 12h-3(b)(2)(i)    ☐

Rule 12g-4(a)(2)(ii)   ☐           Rule 12h-3(b)(2)(ii)   ☐

Rule 15d-6                 ☐

Approximate number of holders of record as of the certification or notice date:

20

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

1

Date: November 14, 2019	By: /s/ Barbara McIntyre Bauman
Barbara McIntyre Bauman, Chief Executive Officer

2